 Exhibit 99.1

TSX: GAM / NYSE: GRS / BSX: GL7
56 Temperance Street, Suite 500
Toronto, Ontario
M5H 3V5, CANADA
Tel: 1 (416) 646-3825
Fax: 1 (416) 646-3828
www.gammongold.com

PRESS RELEASE

Gammon Reports Strong Operating Performance at the Ocampo Mine for October and November

Toronto, December 7, 2010, Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS): is pleased to provide preliminary results from the Ocampo mine for the months of October and November. Operations at the Ocampo mine continue to strengthen and benefit from the completion of the two year capital expansion program. All figures reported are in U.S. dollars unless otherwise indicated.

The Company remains on track to achieve the 2010 Ocampo production and cash cost guidance of 100,000–110,000 gold ounces; 4,400,000–4,950,000 silver ounces; 180,000–200,000 gold equivalent ounces1; and total cash costs of $410 - $435 per gold equivalent1 ounce.

Ocampo Key Performance Indicators – October and November, 2010

The Ocampo mine continued to report positive results during the quarter to date period including:

  Production of 18,438 ounces of gold and 752,215 ounces of silver, or 32,548 gold equivalent ounces at the realized gold equivalency ratio of 53:1 (or 32,115 using the Company’s long term gold equivalency ratio of 55:1)
  Total cash costs per gold equivalent ounce averaged $437 using the realized gold equivalency ratio of 53:1 (or $445 using the Company’s long term gold equivalency ratio of 55:1)
  Utilizing Ocampo’s silver revenues as a by-product cost credit, total cash costs per gold ounce were negative $309 per gold ounce sold
  The primary North-East underground mine averaged 1,612 tonnes per day, exceeding design rates
  The second underground operation, Santa Eduviges, is confirmed to commence commercial production during December 2010
  Open pit production averaged more than 103,956 tonnes per day, exceeding the targeted design rates
  The mill facility reported 3,121 tonnes per day
  Mill recoveries improved to 97% for gold and 81% for silver as a result of the commissioning of the mill cyclones, thickeners and leach tank
  Stacking at the heap leach facility averaged over 10,394 tonnes per day

“I am very pleased that the Ocampo team continues to deliver improvements across the key operating metrics. The operations are now benefiting from the two year capital expansion program that is not only supporting continued production growth, but at costs lower than the industry average, all of which is during a period of record metal prices.” said René Marion, President and Chief Executive Officer. “Margins of $933 per gold equivalent ounce, or 68%, combined with our very strong cash position of over $107 million as of September 30th, positions Gammon well to self fund its future growth profile.”

(1)	Using the Company’s long term gold equivalency ratio of 55:1
(2)	Data from October to November are estimates only and are subject to final adjustments

Recent Operational Highlights
  Development of the Santa Eduviges underground mine continues to benefit from having access to the additional workforce redeployed from the Company’s El Cubo mine. More than 1,700 metres of development has been completed at Santa Eduviges to date with stoping anticipated to begin in late December
  The ongoing exploration program at Santa Eduviges has reported continued positive results. To date, the program has added new ounces to Reserves and increased the number of delineated veins from one to six.
  Accelerated development of new reserve and resource discoveries in the northeast underground mine also continued, with considerable progress being made at the Belen, Santa Juliana and San Amado veins
  The redundancy program at the Ocampo mill facility is largely complete with the commissioning of the fourth filter press scheduled at the end of December
  The Preliminary Economic Assessment of the Guadalupe y Calvo development property is expected to be released in approximately 4-6 weeks
  The Company is currently updating its annual Reserves and Resources and expects to release the results in February, 2011
Ocampo Key Performance Metrics
Underground	Q1 2010	Q2 2010	Q3 2010	Oct/NovTD(2)
Average tpd	1,377	1,500	1,596	1,612
Head grade Aue (g/t)(1)	5.23	4.73	4.45	4.85
Avg. monthly development	1,301	1,581	2,182	2,357
Open Pits	Q1 2010	Q2 2010	Q3 2010	Oct/NovTD(2)
Average tpd	93,730	103,117	97,992	103,956
Head grade Aue(g/t)(1)	0.97	1.01	1.46	1.09
Mill Facility	Q1 2010	Q2 2010	Q3 2010	Oct/NovTD(2)
Average tpd	2,920	3,182	3,113	3,121
Mill grade Aue(g/t)(1)	3.53	3.50	3.87	3.87
Heap Leach Facility	Q1 2010	Q2 2010	Q3 2010	Oct/NovTD(2)
Average tpd	7,328	10,017	6,830	10,394
Head grade Aue (g/t)(1)	0.72	0.81	0.94	0.85
Production	Q1 2010	Q2 2010	Q3 2010	Oct/NovTD(2)
Gold Ounces Produced	21,855	24,963	27,018	18,438
Silver Ounces Produced	960,817	1,066,998	1,189,769	752,215
Gold eq.(1) Ounces Produced	39,325	44,363	48,650	32,115
Total Cash Costs	Q1 2010	Q2 2010	Q3 2010	Oct/NovTD(2)
Total cash costs per gold eq. ounce (Realized)	$458	$461	$440	$437
Total cash costs per gold eq. ounce (55:1)	$423	$430	$411	$445
Total cash costs per gold ounce	$8	($33)	($121)	($309)

(1)	Using the Company’s long term gold equivalency ratio of 55:1
(2)	Data from October to November are estimates only and are subject to final adjustments

About Gammon Gold
Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. Gammon’s flagship Ocampo Property in Chihuahua State achieved commercial production in January 2007. Gammon also owns the suspended El Cubo mine in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. Gammon recently completed option purchase agreements to acquire the Mezquite Project in Zacatecas State, Mexico and the Venus project located north of the Ocampo mine. Gammon also recently signed a definitive agreement to acquire the Los Jarros Project in Chihuahua State. Since 2008, the Company has increased its Mexican land position by over 59% and has made strategic investments in Golden Queen Mining Co. Ltd. and Corex Gold Corporation. The Company’s Executive Office is located in Toronto, Ontario.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

René Marion	Anne Day
Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F/A, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2010 and 2011 results, operating performance projections for 2010 and 2011, our ability to fully fund our future growth internally, our ability to expedite the development of the Santa Eduviges underground, the continued positive results from our exploration programs, our ability to complete the Preliminary Economic Assessment of Guadalupe y Calvo in 4-6 weeks, 2010 and 2011 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, further improvements to silver recoveries resulting from improvements to the Ocampo mill and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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